REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

RELEVANT INFORMATION FROM GRUPO AEROPORTUARIO DEL PACIFICO IN ANTICIPATION OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, November 25, 2013 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced the following:

GAP wishes to provide relevant information to enable the correct decision making process by its shareholders with regard to the proposals for the extraordinary shareholders’ meeting (ESM) that will take place on Tuesday, December 3, 2013.

Per the request of Grupo México, S.A.B. de CV (“GMEXICO”), the main objective of the ESM’s agenda will be the proposal, discussion and possible approval of the non-renewal of the Technical Assistance and Technology Exchange Contract (the “CATTT”), which was signed on August 25, 1999, by GAP, its subsidiaries and its strategic partner, Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”).

GAP informs its shareholders of its commitments as an alternative to GMEXICO’s proposal in case GMEXICO’s proposal does not obtain the necessary support for approval (see Section C for more information):

  Re-submission of the proposals for vote at an Extraordinary Meeting held in 4-5 months, which will allow shareholders to obtain all necessary information in a timely and orderly manner, thereby allowing shareholders to make an informed decision. This will also allow the voting process to adhere to the basic principles for the treatment of minority shareholders through the application of international best practices.
  Presentation to shareholders of a detailed analysis of the advantages and disadvantages of the renewal of the CATTT.

       For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (33) 38801100 ext 202	Tel: 212 406 3691 / 3693
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter: http://twitter.com/aeropuertosGAP

A - Context

The CATTT was established by the Mexican federal government as an instrument that would ensure the development and transformation of the 34 major airports in Mexico.

The contract, which is currently in effect, was signed on August 25, 1999 between GAP, its subsidiaries and the Strategic Partner (AMP). The contract is in effect until August 25, 2014. However, the CATTT automatically renews for a period of an additional 5 years unless one of the parties notifies its counterparties of the termination of the contract at least 60 days prior to the then-current termination date. The decision to not renew the contract requires the approval at an extraordinary shareholders’ meeting by at least 51% of the Series B shareholders, excluding AMP and any of AMP’s affiliates.

In order to execute this goal, the Ministry of Communications and Transportation (SCT) selected various company groups who have made the government project a reality. The CATTT has provided to GAP an adequate instrument to reach this goal, which has also allowed for growth in shareholder value since the Company’s transformation into a public company in 2006.

On February 26, 2006, GAP began trading on the Mexican Stock Exchange and The New York Stock Exchange, via the public offer of 85% of its shares to the international capital markets.

AMP, as GAP’s strategic partner, provides administration and consulting services to GAP, via CATTT, as well as the sharing of technology in various areas, including the development of commercial activities, assistance in the preparation of the Master Development Program for each of GAP’s airports, the preparation of market studies focused on increasing passenger traffic and improvements to airport operations.

B – Analysis by GAP

Economic impact: The elimination of the cost for CATTT has a neutral effect on EBITDA corresponding to the aeronautical activity.

Since GAP first entered into the CATTT, its costs (5% of EBITDA) have been built into the costs that comprise the Maximum Tariff that the SCT approved for each five-year period, and therefore represent one of the costs related to the services offered to passengers and airlines. As a result, the elimination of this service would also result in the elimination of this cost from the cost base for the period from 2015 to 2019, the reduction of the Maximum Tariff and consequently revenues, thereby having a neutral effect on the EBITDA and Net Income derived by GAP from aeronautical services, which comprised 79.1% of the Company’s total revenues for the 2006-2012 period. The accumulated total cost of the technical assistance contract since GAP’s initial public offering (2006) through the end of 2012 has been Ps. 885 million.

GAP Informs Shareholders	Page 2 of 5

The CATTT creates an incentive for the participation of the Strategic Partner.

The CATTT creates an incentive for the Strategic Partner to, via its participation in the various governing bodies and through offering specialized consulting support for airports, increase the consolidated annual revenues of the Company.

With the support of the CATTT, from 2006 to 2012, the Company’s main performance indicators have been:

•Total revenues increased 43.6%, from Ps. 3,046 million in 2006 to Ps. 4,374 million in 2012, while total passengers for that period grew only 3.8%.

•Non-aeronautical revenues grew 78.1%, from Ps. 566 million in 2006 to Ps. 1,008 million in 2012.

•GAP’s EBITDA grew 45.2%, from Ps. 2,026 million in 2006 to Ps. 2,942 million in 2012.

•EBITDA per passenger increased 40%, from Ps. 98.75 per passenger in 2006 to Ps. 138.20 per passenger in 2012.

•Net Income grew by 90.9%, from Ps. 928 million in 2006 to Ps. 1,772 million in 2012.

Note: Past results are not necessarily an indication of the future results of the Company.

Shareholder Rights: decisions made quickly or without sufficient information weaken the right to information and transparency, making it difficult for shareholders to make informed decisions.

The deadline for informing AMP that the CATTT would not be renewed is on June 24, 2014, while the publication of the Company’s 2013 annual results, which the Company expects to shed more light regarding the value of the CATTT, will take place during the first days of March 2014. Therefore, there is sufficient time to analyze the possible non-renewal of the contract.

In accordance with good corporate governance practices and GAP’s current by-laws, it is the Board of Directors who, before any other governance bodies of the Company, must analyze the decision to renew or modify the CATTT, as well as the cost of this contract. The Board has the power to put any proposals to shareholders, via the convocation of an extraordinary shareholders’ meeting that includes the participation of all shareholders.

The following of a normal process for the calling of a shareholders’ meeting, respecting international guidelines, would afford shareholders the time necessary to understand the characteristics of the services provided under the CATTT, analyze the contents of the contract and, consequently, evaluate the advantages and disadvantages of renewing a contract with these characteristics.

GAP Informs Shareholders	Page 3 of 5

It is important to mention that GAP’s Board of Directors has not had sufficient time to meet and deliberate over the current proposals, and as a result, it has not released its formal opinion on the matter.

C – GAP’s Proposal

GAP views the ESM proposed by GMEXICO as obligating shareholders to make a hurried decision without the benefit of the necessary time or information. As a result, the extraordinary shareholders’ meeting that GAP would propose in the event that a quorum is not obtained or shareholders were to reject GMEXICO’s proposal, would have the same agenda items and would be held on the same terms, including the exclusion of AMP (as party to the CATTT) from any voting in any of the corporate governance bodies and in the extraordinary shareholders’ meeting.

In the pursuit of maintaining an open and transparent dialogue with the Company’s shareholders, the Company invites all shareholders to not hesitate to contact the Company in order to provide additional detail or clarification regarding the information contained in this press release.

Additional information can be obtained by contacting the Investor Relations contacts at GAP or the following:

Sodali, as Information Agent

Tel: 0044 (0) 203 0269118

proxyoperations@sodali.com

GAP Informs Shareholders	Page 4 of 5

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Informs Shareholders	Page 5 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: November 25, 2013